TransAlta Corporation 110-12th Avenue S.W. Box 1900, Station "M" Calgary, Alberta T2P 2M1 (403) 267-7110 www.transalta.com

July 20, 2007

Michael Moran, Esq
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:

TransAlta Corporation
Form 40-F for the year ended December 31,2006
Filed March 16, 2007
File No. 1-15214

Dear Mr. Moran:

We acknowledge receipt of your letter dated June 22, 2007 on the above noted matter. This letter is being filed in response to comments raised in said letter.

We acknowledge that:

  The company is responsible for the adequacy and accuracy of the disclosure in the filing;
  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The numbering below corresponds to the numbering of the comments which we have incorporated into this response letter in italics.

Form 40-F

Disclosure Controls and Procedures

1.	We note your statement that the chief executive officer and chief financial officer concluded as of the evaluation date that your disclosure controls and procedures were effective to ensure that material information relating to the company was made known to them by others during the period in which this report was being prepared. It is not clear if the disclosure controls and procedures upon which the certifying officers concluded were effective are defined the same as disclosure controls and procedures defined in Rules 13a-15(e) or 15d-15(e). For example, even though information is made known to the officers by others on a regular basis, it is not clear if information is communicated to allow timely decisions regarding required disclosure. Also there is reference to information being communicated to your management however is not evident that your disclosure controls and procedures, as referred to in your disclosure, are also effective to ensure that information required to be disclosed is recorded, processed, summarized and reported within the time periods specified. While the definition of disclosure controls and procedures is not required to be provided, if you choose to include the definition, then the entire definition as set forth in Rules 13a-15(e) or 15d-15(e) should be provided. Please revise your disclosure accordingly in future filings. Further, please confirm, if true, that the chief executive officer and the chief financial officer concluded that disclosure controls and procedures as defined in Rules 13a-15(e) or 15d-15(e) were effective as of the end of the period covered by the report.

We note the Staff's comment and will revise our disclosure accordingly in future filings. In addition, we hereby confirm to the Staff that the Company's Chief Executive Officer and Chief Financial Officer concluded that disclosure controls and procedures as defined in Rules 13a-15(e) or 15d-15(e) were effective as of the end of the period covered by the report.

In future filings, we propose using the following disclosure, on the assumption that we conclude that our disclosure controls and procedures are effective:

As required by Rule 13a-15 under the Securities Exchange Act of 1934, management has evaluated, with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report. Disclosure controls and procedures refer to controls and other procedures designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the rules and forms of the Securities and Exchange Commission. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in our reports that we file or submit under the Exchange Act is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding our required disclosure. In designing and evaluating our disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management was required to apply its judgment in evaluating and implementing possible controls and procedures. Based on the foregoing evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2006, the end of the period covered by this report, our disclosure controls and procedures were effective at a reasonable assurance level.

Liquidity and Capital Resources, page 47

2.	Please review your contractual obligations table to include estimated interest payments on your debt and planned funding of your pension and other post retirement benefit plans. Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. If you choose not to include these payments, a footnote to the table should clearly identify the excluded item and provide any additional information that is material to an understanding of your cash requirements. See Section IV. A and footnote 46 to the Commission's MD&A Guidance issued December 19, 2003 available at www. sec. gov.

We have read and understand the requirements of Section IV. A and specifically, footnote 46 and agree with the Staff's comment on this issue. We will update our disclosure in future filings related to this matter.

For the period under review, estimated cash interest costs, net of interest income and excluding amounts capitalized are as follows:

2007   $142.4 million
2008   $155.8 million
2009   $161.9 million
2010   $152.9 million
2011   $148.9 million

We do not plan material funding requirements for our pension and other post retirement benefit plans in the periods presented.

Note 30. United states Generally Accepted Accounting Principles, page 97

3.

We note on page 36 that you changed the depreciation method of the Windsor-Essex, Mississauga, Ottawa, Meridian and Fort Saskatchewan plants from the unit of production method over the life of the plants to a straight-line basis over the remaining contract term. Please tell us the consideration given to the disclosure required by SFAS 154, Accounting Changes and Error Corrections.

In arriving at our published disclosure for this change in estimate, we reviewed the required disclosure in SFAS 154. We specifically looked to paragraph 20:

"Distinguishing between a change in accounting principle and a change in an accounting estimate is sometimes difficult. In some cases, a change in accounting estimate is effected by a change in accounting principle. One example of this type of change is a change in method of depreciation, amortization, or depletion for long-lived, non-financial assets (hereinafter referred to as depreciation method) ...are considered changes in estimates for purposes of applying this statement. "

As a consequence of this review, we applied this change as a change in estimate, applied prospectively.

In addition, on page 75 we made the appropriate disclosures required under paragraph 17 and 18 of the Statement [as required by the disclosure requirements under paragraph 22). In addition, for each of "the interim periods reported in 2006, we disclosed the impact of this change in estimate relative to the comparable amounts disclosed in prior periods.

4.	You disclose on page 75 that the total of write downs and provisions related to the Centralia Coal mine closure was $191.9 million. Please provide a table showing the liability originally recorded for each major type of cost with any payments or changes through the end of the year. Please refer to paragraph 20(b) (2) of SFAS 146.

Our disclosure on page 75 details the elements of our provision for closure of the Centralia Coal mine. This provision was made on November 27, 2006 and our annual filing was the first to disclose this provision. Of the $38.5 million "severance and o"ther costs", $23.6 million relates to cash costs to be settled in future periods; the remaining $14.9 million relate to non-cash charges for inventory provisions. On page 83, we detail the liability related to costs to be settled in future periods ($23.6 million), of which 87% is severance related costs. No material costs were incurred or settled between November 27, 2006 and December 31, 2006, the reporting date for our filing. In our 2007 first quarter filing (form 6K), we disclosed (on pages 15 and 34 - Exhibit # 1), the changes to the provision during the period. $23.0 million in costs were settled during the first quarter. Copies of each of these have been included for your reference as Exhibit # 1. This tabular disclosure will continue until all costs associated with our decision to cease mining activity at the Centralia Coal mine are settled.

5.	Please disclose the amount of the impairment related to the turbines held in inventory referred to on page 34 as well as the facts and circumstances leading to the impairment. See SFAS 144, paragraph 26

In our 2006 fourth quarter filing, we disclosed the amount of the impairment on these items [$9.6 million). We did not include this disclosure in our annual filing as we did not believe the amount to be material to the annual filing. In addition, in our 2006 first quarter filing, on page 5 of our MD&A, we disclose the events and conditions leading to the decision to impair these turbines. A copy of this disclosure has been included for your reference as Exhibit #2.

Please advise us if we can provide any further information to facilitate your review. Please direct any further questions or comments concerning this response letter to Jeff Curran, VP & Comptroller at (403) 267-4679.

Sincerely,

Brian Burden
Executive Vice President &
Chief Financial Officer
TransAlta Corporation

Attachments:

Exhibit # 1 - First quarter 2007 filing, pages 15 & 34 (comment #4)
Exhibit # 2 - First quarter 2006 filing, page 5 (comment #5)

EXHIBIT # 1 (pg 1 of 2)

The corporation seeks to actively manage its exposure to credit risk by assessing the ability of counterparties to fulfill their obligations under the related contracts prior to entering into such contracts, and continually monitors these exposures after entering into these contracts. Detailed assessments are made of the credit quality of all counterparties and, where appropriate, corporate guarantees and/or letters of credit are obtained to support the ultimate collection of these receivables. See Risk Factors and Risk Management in the MD&A in our annual report for the year ended Dec. 31,2006 for further discussion of credit risk exposures and management thereof.

STATEMENTS OF CASH FLOWS

3 months ended March 31	2007	2006	Explanation
Cash and cash equivalents, beginning of	$65.6	$79.3
period
Provided by (used in):			COMMENT #4
Operating activities	330.8	200.7	Increase In Inflows was due to 5185 million In receivables relating to 2006 were
			collected in the quartar partIally offset by a decrease In cash eamlngs and payment
			of 523.0 of Centralia mine closure costs.
Investing activities	(55.0)	(11.9)	In 2007 cash outflows were primarily due to additions to property, plant and
			equipment of $54.3 million.
			In 2006, cash outflows were primarily due to add~ions of property, plant and
			equipment of $29.2 million partially offset by unrealized gains from unwinding net
			investment hedges of $18.7 million.
Financing activities	(262.7)	(177.3)	In 2007, cash outflows were due to a decrease in short-term debt of $7.1 million
			and dividends on common shares of $54.2 million, preferred secur~ies of $175.0
			million and non-controlling interests of $20.8 million
			In 2006, cash outflows were due to repayment of long-term debt of $259.6 million,
			distributions to subsidiaries' non-controlling interests of $17.2 million, dividends on
			common shares of $32.9 million partially offset by an increase in short-term debt
			$125.5 million.
Cash and cash equivalents, end of period	$78.5	$89.9

Operating activities

For the three months ended March 31, 2007, funds generated from operations increased to $330.8 million from $200.7 million for the same period in 2006 due to the timing of collection of 2006 receivables amounting to $185 million. These accounts receivable balances in respect of November 2006 revenues were contractually scheduled to be paid, and were received, on Jan. 2, 2007. This increase in cash now in the current quarter was partially offset by lower cash earnings. In the first quarter, the Corporation paid $23,0 million of costs related to the closure of the Centralia Coal mine.
COMMENT #4

Investing activities

For the three months ended March 31,2007, cash used in investing activities was $55.0 million compared to $11.9 million of cash used for the same period in 2006. The increase in cash used was mainly due to higher capital expenditures and the realization of gains on settling net investment hedges in 2006.

For the three months ended March 31, 2007, the corporation realized no cash outnows from the settlement of net investment hedges of foreign subsidiaries compared to cash innows of $18.7 million for the same period in 2006.

In 2007, the corporation has incurred a total of $13.0 million in capital expenditures relating to the Kent Hills, Sundance unit 4 uprale, and Keephills 3 projects.

Financing activities

For the three months ended March 31, 2007, cash used in financing activities was $262.7 million compared to $177.3 million for the same quarter of 2006. This increase in cash used was mainly due increased cash dividends paid on common shares and timing of those payments of $21.3 million and the repayment of preferred securities of $175.0 million. $7.1 million of short-term debt was repaid in the current quarter versus an increase of short-term debt of $125.5 million during the same period in 2006.

EXHIBIT #1 (pg 2 of 2)

3 months ended March 31	2007	2006
Interest on long-term debt	$38.8	$34.1
Interest on short-term debt	6.5	3.7
Interest on preferred securities		3.4
Interest income	(7.7)	(0.7)
Capitalized interest	(0.3)	-
Net interest expense	$37.3	$40.5

The corporation capitalizes interest during the construction phase of longer-term capital projects. The capitalized interest in 2007 relates to the corporation's investment in Keephills 3 and Kent Hills.

6.	ASSETS HELD FOR SALE

As a result of the decision to stop mining at Centralia, all associated mining and reclamation equipment is being held for sale. All equipment has been recorded at the lower of net book value or anticipated realized proceeds. Due to the strong market for this equipment, it is anticipated that these assets will be sold during 2007. These assets are included in the Generation segment. During the first quarter of 2007 no assets were sold.

7.	DEFERRED CREDITS AND OTHER LONG-TERM LIABILITIES COMMENT#4

	March 31,2007	Dec. 31, 2006
Asset retirement obligation	$332.6	$328.5
Defemed revenues and other	19.1	19.7
Power purchase arrangement In limited partnership	26.5	27.1
Accrued benefit liability	60.0	58.0
Centralia mine closure costs	2.6	25.6
	$440.8	$458.9
Less. current portion	(46.5)	(48.5)
	$394.3	$410.4

Reconciliation between the opening and closing asset retirement obligation balances is provided below:
Balance, Dec. 31, 2006	$328.5
Liabilities incurred in period	0.9
Liabilities settled in period	(3.2)
Accretion expense	6.0
Change in foreign exchange rates	0.4
Balance, March 31, 2007	$332.6

The amount of any asset retirement obligations due beyond one year are included in deferred credits and other long-term liabilities on the consolidated balance sheets. Any amount anticipated to be settled in the next 12 months is included in the current portion of deferred credits and long term liabilities on the consolidated balance sheets.

The Company has a right to recover a portion of future asset retirement costs. The estimated present value of these payments have been recorded as a long-term receivable.

Exhibit #2

Planned maintenance

The table below shows the amount of planned maintenance capitalized and expensed in the three months ended March 31, 2006 and 2005, excluding CE Generation LLC (CE Gen):

	Coal		Gas and Hydro		Total
3 months ended March 31	2006	2005	2006	2005	2006	2005
Capitalized	$4.9	$2.4	$2.6	$3.5	$7.5	$5.9
Expensed	2.3	4.3	0.4	0.1	2.7	4.4
	$7.2	$6.7	$3.0	$3.6	$10.2	$10.3
GWh lost	4	93	12	20	16	113

In the three months ended March 31, 2006, production lost due to planned maintenance was 16 GWh compared to 113 GWh lost for the same period in 2005 primarily due to reduced planned outages at Alberta Thermal (89 GWh). Lost production in the gas fleet remained consistent between periods.

In the three months ended March 31, 2006, capitalized and expensed maintenance costs are comparable to the same period in 2005.

COMMENT #5

Turbine Impairment Charges
After examining marilet conditions, we concluded that the book value of our turbine inventory was unlikely to be fully recovered. As a result, we recorded a $9.6 million impainnent charge durIng the quarter to write the turbines down to their fair value.

COMMENT # 5

Generation Production Volumes
Generation's production volumes, electricity and steam production revenues and fuel and purchased power costs are presented below:

						Fuel &
			Fuel &			Purchased	Gross
	Production		Purchased	Gross	Revenue	Power per	Margin per
3 months ended March 31, 2006	(GWh)	Revenue	Power	Margin	per MWh	MWh	MWh
Alberta PPAs	6,733	$208.3	$59.1	$149.2	$30.94	8.78	$22.16
Long-term contracts	1,589	176.4	101.8	74.6	111.01	64.07	46.94
Merchant	3,517	233.7	118.6	115.1	66.45	33.72	32.73
CEGen	605	61.6	15.6	45.8	101.62	26.12	75.70
	12,444	$680.0	$295.3	$334.7	$54.64	23.73	$30.91

						Fuel &
			Fuel &			Purchased	Gross
	Production		Purchased	Gross	Revenue	Power per	Margin per
3 months ended March 31, 2005 (Restated, Note 1)	(GWh)	Revenue	Power	Margin	per MWh	MWh	MWh
AibEYta PPAs	6,445	$177.6	$51.9	$125.7	$27.55	8.05	$19.50
Long-term contracts	1,838	161.3	92.7	68.6	87.65	50.49	37.38
Merchant	4.201	209.1	113.0	96.1	49.77	26.90	22.87
CEGen	624	65.3	16.3	49.0	104.65	26.12	78.53
	13,106	613.3	$273.9	$339.4	$46.80	20.90	$25.90

Alberta PPAs

Under the Power Purchase Arrangements (PPAs), we earn monthly capacity revenues, which are designed to recover fixed costs and provide a return on capital for our plants and mines. We also earn energy payments for the recovery of predetermined variable costs of producing energy, an incentive/penalty for achieving above/below the targeted availability and an excess energy payment for power production above committed capacity.

Production for the three months ended March 31, 2006 increased by 288 GWh compared to the same period in 2005 as a result of fewer planned and unplanned outages (406 GWh).

Revenues for the three months ended March 31, 2006 increased by $30.7 million ($3.39 per MWh) compared to the same period in 2005 primarily due to increased production as a result of lower planned and unplanned outages ($17.6 million) and higher realized prices ($14.3 million).

Fuel and replacement power costs for the three months ended March 31, 2006 were $7.2 million ($0.73 per MWh) higher than the